				Exhibit 12.1
Kansas City Southern

Computation of Ratio of Earnings to Fixed Charges
Dollars in millions

	2011(i)	2010	2009	2008	2007
Earnings:
Pretax income from continuing operations, excluding equity in earnings of unconsolidated affiliates	$436.8	$269.5	$94.5	$227.9	$206.2
Interest expense	129.1	158.1	173.7	138.9	156.7
Portion of rents representative of an appropriate interest factor	40.2	42.3	46.3	45.7	43.1
Distributed income of equity investments	18.1	19.5	7.3	18.9	4.0
Pretax income as adjusted	$624.2	$489.4	$321.8	$431.4	$410.0

Fixed Charges:
Interest expense	$129.1	$158.1	$173.7	$138.9	$156.7
Capitalized interest	1.0	1.3	2.8	4.4	—
Portion of rents representative of an appropriate interest factor	40.2	42.3	46.3	45.7	43.1
Fixed charges before preference dividends	170.3	201.7	222.8	189.0	199.8
Preference security dividend as defined by Item 503(d)(B) of Regulation S-K	2.2	17.7	16.5	20.5	28.4
Total fixed charges	$172.5	$219.4	$239.3	$209.5	$228.2

Ratio of earnings to fixed charges and preference dividends	3.6	2.2	1.3	2.1	1.8

Ratio of earnings to fixed charges	3.7	2.4	1.4	2.3	2.1
Note: Excludes amortization of capitalized interest due to immateriality.
(i) During 2011, the Company recognized a pre-tax gain of $25.6 million within operating expenses for insurance recoveries related to hurricane damage.